UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Astea International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04622E208

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		130,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

130,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,810
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 04622E208

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,600
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,810
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,600
	10	SHARED DISPOSITIVE POWER

287,810
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 04622E208

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 157,810 Shares beneficially owned by KWM is approximately $698,664, including brokerage commissions. The aggregate purchase price of the 130,000 Shares beneficially owned by Philotimo is approximately $359,776, including brokerage commissions. The aggregate purchase price of the 2,600 Shares beneficially owned by Mr. Kanen is approximately $8,065, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 3,594,549 Shares outstanding, as of May 9, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018.

A.	Philotimo
(a)	As of the close of business on July 26, 2018, Philotimo beneficially owned 130,000 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 130,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 130,000

(c)	Philotimo has not entered into any transactions in the Shares during the past sixty days.
B.	KWM
(a)	As of the close of business on July 26, 2018, KWM beneficially owned 157,810 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 130,000 Shares owned by Philotimo.

Percentage: Approximately 8.0%

5

CUSIP NO. 04622E208

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,810
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,810

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Kanen
(a)	As of the close of business on July 26, 2018, Mr. Kanen directly beneficially owned 2,600 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 157,810 Shares owned by KWM and (ii) 130,000 Shares owned by Philotimo.

Percentage: Approximately 8.1%

(b)	1. Sole power to vote or direct vote: 2,600
2. Shared power to vote or direct vote: 287,810
3. Sole power to dispose or direct the disposition: 2,600
4. Shared power to dispose or direct the disposition: 287,810

(c)	Mr. Kanen has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

6

CUSIP NO. 04622E208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC
its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

7

CUSIP NO. 04622E208

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Disposition of Common Stock	(1656)	*	06/21/2018
Purchase of Common Stock	1824	4.00	06/28/2018
Purchase of Common Stock	600	4.00	06/29/2018
Purchase of Common Stock	6400	4.00	07/02/2018
Purchase of Common Stock	5468	4.131	07/16/2018
Purchase of Common Stock	100	4.10	07/19/2018
Disposition of Common Stock	(699)	*	07/20/2018
Purchase of Common Stock	736	4.10	07/25/2018

* Represents a distribution of Shares to a client account